Mark C. Lee
Tel (916)442-1111
Fax (916) 448-1709
leema@gtlaw.com

March 31, 2011

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:	Kate Beukenkamp, Staff Attorney
Celeste M. Murphy, Legal Branch Chief
Joseph Cascarano, Staff Accountant
Robert Littlepage, Accountant Branch Chief

Re:	First China Pharmaceutical Group, Inc.
Amendment No. 3 to Form 8-K
Filed March 1, 2011
File No. 000-54076

Ladies and Gentlemen:

This letter responds to comments on the above-referenced filing (the “Form 8-K”) by our client, First China Pharmaceutical Group, Inc., a Nevada corporation (the “Company”), provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 11, 2011.  The Company’s responses to the Staff’s comments are indicated below, directly following a restatement of each comment in bold, italicized type.

Description of Business, page 3

Strategy, page 6

1.
SEC Comment:  We note your response to comment seven in our letter dated February 3, 2011 and acknowledge your discussion of the stage of approval, date of submission, fees paid and status of your application for your Internet Transaction Service License. We also note your disclosure that states that you are not concerned about approval for this license because your business can continue to function using the Internet Drug Information License. Please note that our previous comments sought clarification regarding your Internet Drug Information License. Discuss the state of the application process for the Internet Drug Information License. Include the date of submission of the application; confirm whether or not the application and all related paper work are complete for each relevant government agency. Also, discuss any fees that have been paid and disclose the amounts and dates of the payments. In this respect, we note that the application may be complete to Yunnan Food and Drug Administration, but that the State Food and Drug Administration also reviews any application. Please expand your disclosure to clarify what is complete, if so, when and to which agency. Finally, state whether or not you have received any indication as to the status of the consideration of your application by any of the relevant PRC authorities.

Securities and Exchange Commission
Division of Corporation Finance
March 31, 2011

Company Response:  The Company respectfully informs the Staff that as stated on page 7 of Amendment No. 4 to Form 8-K/A, the Company received the License of Internet Drug Information Service issued by the Yunnan Food and Drug Administration in October 2009.  However, in response to the Staff’s comment, the Company has added additional disclosure regarding the application process, associated fees, and good standing of the License of Internet Drug Information Service, beginning on page 6 of Amendment No. 4 to Form 8-K/A.

Management’s Discussion and Analysis…page 47

General

2.
SEC Comment:  We note your response to prior comment 11 in our letter of February 3, 2011. Please expand your discussion to include the amount of time it typically takes Mr. Wang to collect sales made to customers on C.O.D. terms, or upon customer receipt and acceptance.

Company Response:  The Company respectfully informs the Staff that XYT does not provide any of its customers with payment terms.  Whether orders are placed by phone, fax or in-person, all orders must be paid prior to products being shipped or picked up.  In response to the Staff’s comment, the Company has revised its disclosure on pages 19 and 49 of Amendment No. 4 to Form 8-K/A to state that Mr. Wang collects receivables prior to or concurrent with product delivery.

3.
SEC Comment:  We note your response to comment 11 in our letter dated February 3, 2011 including your revised explanation on pages 19 and 49 that "XYT authorized Mr. Wang to collect receivables of XYT for certain customers with whom he has a relationship pursuant to the Authorization Agreement between the parties and XYT's instruction." Please detail the background of this arrangement, including identifying the certain customers, explaining what preexisting relationships if any were had between Mr. Wang and the specific certain customers and in what capacity. Please include discussion of any third parties with whom any of the aforementioned had relationships with any of Mr. Wang, the certain customers and XYT.

Securities and Exchange Commission
Division of Corporation Finance
March 31, 2011

Company Response:  The Company respectfully informs the Staff that Mr. Wang developed and maintained relationships with certain customers whom he met prior to joining XYT.  Most of these customers were small business owners, who placed high emphasis on informal relationships and individual credibility developed based on the quality of products and the conduct of business transactions.  Mr. Wang devoted himself to retaining these customers, and they remained loyal to Mr. Wang as they believed in the quality of the products that he introduced and received updates on new products from Mr. Wang.  There are over 35 such customers, which are too numerous to specifically identify, but most such customers conduct high volumes of cash sales.  In response to the Staff’s comment, the Company has revised its disclosure to further detail the relationships between Mr. Wang and these customers on pages 19 and 49 of Amendment No. 4 to Form 8-K/A.

4.
SEC Comment:  We note your response to comment 11 in our letter dated February 3, 2011 including the collection of receivables represented as "cash sales" in the PRC. Please explain the meaning of the term "cash sales" under PRC law including any rights or remedies XYT holds to gain control and collect any monies collected by Mr. Wang under a cash sales arrangement. Please describe the features of a cash sales arrangement including when and if receivables are required to be given to the controlling company originating the sales. Lastly, tell us if there are any circumstances under which Mr. Wang would not be required deliver the receivables and related control to XYT under a cash sales arrangement.

Company Response:  The Company respectfully informs the Staff that PRC law does not explicitly define the term “cash sales.”  However, according to common accounting practice in China, cash sales or similar cash transactions normally arise when a company receives payment for sales by cash or by a private bank account other than a corporate bank account. For instance, if payment for sales is wired into a bank account under personal names, this is understood to be a cash sale.  XYT has all rights and remedies to gain control and collect any moneys collected by Mr. Wang on behalf of the Company as are available under PRC law or in equity, as specified in the Authorization Agreement.  In response to the Staff’s comment, the Company has included disclosure regarding “cash sales” on pages 19 and 49 of Amendment No. 4 to Form 8-K/A.

Securities and Exchange Commission
Division of Corporation Finance
March 31, 2011

The general features of a cash sales arrangement for XYT have been designed to facilitate XYT’s general operations.  Pursuant to the Authorization Agreement, Mr. Wang is authorized to collect receivables on behalf of the Company and to settle certain payables under the Company’s instruction.  Previously, there was not a detailed schedule providing for the remittance of collected receivables to the Company as Mr. Wang used such receivables to settle certain payables.  However, as stated below, the Company is in the process of drafting a repayment schedule for Mr. Wang, and Mr. Wang has discontinued making such payments and collections subsequent to the Exchange Transaction.

Pursuant to the Authorization Agreement, there are no circumstances under which Mr. Wang would not be required to deliver the receivables and related control to XYT under a cash sales arrangement.

5.
SEC Comment:  We note your amendment in response to comment 11 in our letter dated February 3, 2011, please explain your statement that "Mr. Wang also pays certain payables," detailing those payables. You should further revise your disclosure to clarify that your reference to "Mr. Wang's funds" in the penultimate sentence of the revised paragraph on each of pages 19 and 49 are actually funds held by Mr. Wang that were previously collected on behalf of the Company, and therefore Company funds.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has disclosed that the certain payables include purchased inventories from suppliers, expenses, such as commissions, and notes payables.  The Company has further revised its disclosure to clarify that Mr. Wang’s funds are actually funds held by Mr. Wang that were previously collected on behalf of the Company.

6.	SEC Comment: Identify the "certain transaction costs" this collection arrangement with Mr. Wang has allowed you to reduce.

Company Response:  The Company respectfully informs the Staff that “certain transaction costs” generally refers to higher purchase price costs that arise if certain amounts owing to suppliers cannot be settled promptly due to restrictions on bank withdrawals from business accounts.  Mr. Wang used the amounts he collected for the Company to make prompt payments to suppliers so that the Company could enjoy the favorable prices and discounts.  Mr. Wang’s settlement of amounts owing to suppliers also conserves additional Company resources that would otherwise be required to conduct more frequent transactions necessitated by using business bank accounts with restrictions on withdrawals.

7.
SEC Comment:  Explain your statement that "Mr. Wang has discontinued making payments and collections on behalf of XYT subsequent to the Exchange Transaction," detailing what changed, how and why. Disclose all contracts, agreements, arrangements and understandings, written, verbal or otherwise, effecting this change. Further, provide us with supplemental copies of any such agreements.

Securities and Exchange Commission
Division of Corporation Finance
March 31, 2011

Company Response:  The Company respectfully informs the Staff that due to the growth of XYT and its status as a subsidiary of a publicly traded company subsequent to the Exchange Transaction, the Company, at the direction of its Board of Directors, has endeavored to set up a structure of effective internal controls in compliance with Commission requirements in order to standardize its business operations; such standardized business operations no longer include the collections and payments on behalf of the Company by Mr. Wang.  Mr. Wang and XYT have orally agreed to terminate his payment and collection responsibilities on behalf of the Company, and as stated below, the Company is in the process of drafting a repayment schedule for Mr. Wang.  There are no written agreements effecting this change as of the date hereof.

8.
SEC Comment:  Additionally, we note that in your response to comment 11 in our letter dated February 3, 2011 that you state that "Mr. Wang collects such receivables pursuant to XYT's instructions." Please tell us how these instructions are determined including how the company decides to continue to give Mr. Wang this control. We note that Mr. Wang serves as your Chairman and Chief Executive Officer.

Company Response:  The Company respectfully informs the Staff that the Company’s Board of Directors provides instructions and oversees Mr. Wang and has authorized him to collect such amounts on behalf of the Company.  The Board, comprised of Mr. Wang and two additional directors subsequent to the Exchange Transaction, made such determination based on the client base and social network of Mr. Wang, in addition to his longstanding demonstration of capability and honesty in making collections and settling payables on behalf of the Company.  However, as stated on pages 19 and 49 of Amendment No. 4 to Form 8-K/A, Mr. Wang has discontinued making payments and collections on behalf of XYT subsequent to the Exchange Transaction, and as stated in responses to comments 7 and 11, the Company is in the process of drafting a repayment schedule for Mr. Wang.

9.
SEC Comment:  We note your response to comment 18 in our letter dated February 3, 2011 where you state that you believe you maintain control over your accounts receivable under the Authorization Agreement which explicitly states that XYT has "good title" to such amounts. Please describe the meaning of the term "good title" under PRC law including XYT's ability to bring an action or enforce a remedy against a party violating its good title. Additionally, describe any other formal forms of control over the business held by Mr. Wang, for example possession of the company chops or other authority which may result in a loss of effective control by the company over accounts receivable.

Securities and Exchange Commission
Division of Corporation Finance
March 31, 2011

Company Response:  The Company respectfully informs the Staff that the term “good title” means the property ownership right under the PRC law, which includes possession, use, beneficial interest and disposal rights. XYT is fully entitled to bringing an action, including file a suit against and enforce a remedy against a party violating its good title under the PRC law.  There are no any other formal forms of control over the business held by Mr. Wang, including the company chops or other authority, which may result in a loss of effective control by the Company over accounts receivable.

Overview, page 47

10.
SEC Comment:  In the second paragraph of this section you state that you have an XYT store, which is located at the Company's distribution facility in Kunming and only sells products to the Company's customers. In the last sentence of this section you state that XYT does not have any interests in any retail drug stores or retail distribution stores. Please explain why your store is not a retail drug store or retail distribution store including whether there is a distinction under PRC regulations.

Company Response:  The Company respectfully informs the Staff that by definition, a retail drug store sells pharmaceutical products to consumers. In the PRC, a retail drug store requires a license to dispense drugs to consumers. XYT operates its store that only sells pharmaceuticals to commercial customers who are approved customers of XYT.  XYT requires each prospective customer to submit documents that indicate the customer has obtained the necessary approvals to purchase drugs from XYT.  XYT then verifies the customer’s status with the Yunnan Food and Drug Administration prior to approving the company as a customer.  The XYT store only sells products to these approved commercial customers and only exists so that approved commercial customers can obtain inventory quickly.   In response to the Staff’s comment, the Company has revised its disclosure to state that the XYT store only sells products to the Company’s approved commercial customers.

Liquidity and Capital Resources, page 51

Securities and Exchange Commission
Division of Corporation Finance
March 31, 2011

11.
SEC Comment:  Regarding the amounts identified as due from a related party, fully discuss the nature and terms of your arrangement to make unsecured loans or advances to Mr. Wang. This should include the anticipated timing and amount of future repayments, the amount of cash collected from Mr. Wang in each period, if any, and the nature and amounts of any payments made by Mr. Wang on behalf of the Company. If the Company has not received any payments from Mr. Wang, please disclose this fact. You should also discuss the anticipated timeframe for repayment of the entire amount owed to the Company notwithstanding whether a formal repayment schedule has been finalized.

Company Response:  The Company respectfully informs the Staff that the Company and Mr. Wang are currently in discussions regarding an acceptable repayment schedule.  Discussions include allocation of the 2% bonus payable to Mr. Wang as repayment.  The Company anticipates it will have the situation resolved in less than 18 months.

Exhibit 99.1(a)
Kun Xin Yuan Tang Pharmacies Co. Ltd.
Financial Statements
December 31, 2009, 2008 and 2007

Note 3. Due From (To) a Related Party, page 12

12.
SEC Comment:  We note your response to comment 20 in our letter dated February 3, 2011. Please tell us why you believe the Authorization Agreement is not required to be registered with local, provincial or national authorities in the PRC.

Company Response:

The Company respectfully informs the Staff that the Company’s legal counsel has reviewed relevant PRC laws and regulations and checked with local authorities where XYT is located. After careful review and consultations, the Company believes that the Authorization Agreement is not required to be registered with any PRC authorities.

13.
SEC Comment:  We note your response to comment 21 in our letter dated February 3, 2011. Please tell us what rights or ability under the Authorization Agreement you have to terminate this agreement with Mr. Wang. Discuss any risks that may result from exercising your right to terminate the agreement including any lump sum payments to Mr. Wang, loss of revenues or inability to collect outstanding revenues.

Securities and Exchange Commission
Division of Corporation Finance
March 31, 2011

Company Response:  The Company respectfully informs the Staff that pursuant to the Authorization Agreement, XYT “has the privilege right to terminate the agreement in due course.”  Further, the Authorization Agreement provides that upon termination, Mr. Wang will be obliged to return all the payment collected from the trade receivables on behalf of XYT at the date as required by XYT.  Therefore, based on the terms of the Authorization Agreement, Mr. Wang’s longstanding demonstrated capability and honesty, and his fiduciary duty to the Company in his capacity as Chairman and Chief Executive Officer, the Company does not believe there are material risks that may result from exercising its right to terminate the Authorization Agreement.

Statement of Cash Flows

14.
SEC Comment:  We note in your response to comment 23 in our letter of February 3, 2011 that Mr. Wang has collected $11,799,953 in cash that was not remitted back to the Company. It appears this cash flow activity should be reported as a financing activity within your statement of cash flows pursuant to ASC 230-10-45-13a.

Company Response:  The Company respectfully informs the Staff that according to ASC 230-10-45-13a, disbursements for loans made by the entity and payments to acquire debt instruments of other entities are classified in cash outflows as investing activities.  As the US$11,799,953 receivables balance represents amounts collected by Mr. Wang on behalf of the Company pursuant to the Authorization Agreement, such receivables belong to the Company and are not loans.  This cash could only be used for the Company's operating purposes, and Mr. Wang cannot discretionarily use this cash.  The nature of the cash inflow and outflow does not reflect investing activity or financing activity.  Therefore, the Company believes that such amounts are properly classified as operating activities.

2.  Summary of Significant Accounting Policies

(k) Revenue Recognition

15.
SEC Comment:  We note in your response to comment 15 of our letter dated February 3, 2011 that sales are presented net of VAT sales tax. Please revise your policy footnote to include this clarification and include the amounts of VAT sales taxes netted for each period presented.

Securities and Exchange Commission
Division of Corporation Finance
March 31, 2011

Company Response:  The Company respectfully informs the Staff that the items netted against revenue are called “tax and surcharge” and include business tax, consumer tax, urban maintenance and construction tax and education fees, etc. The urban maintenance and construction tax and education fees arise from consumer tax, value-added tax and business tax pursuant to relevant PRC tax law.  Payment of urban maintenance and construction tax shall be based on the consumer tax, value-added tax and business tax which a taxpayer actually pays and shall be made simultaneously when the latter are paid.  As the Company is not currently subject to business tax or consumer tax in PRC, the only items that had been netted against revenue of the Company are the urban maintenance and construction tax and education fees which arise from VAT.  However, VAT itself had not been netted, as the Company noted in its response to comment 25 of the Staff’s comment letter dated February 3, 2011.  In response to the Staff’s comment, the Company has revised footnote 2(k) accordingly to reflect the amounts that have been netted against sales of  US$1,170, US$3,416 and US$ 5,461 during 2009, 2008 and 2007, respectively.

3.  Due from (To) a Related Party

16.
SEC Comment:  We note your response to comments 17 and 18 in our letter dated February 3, 2011. We also note that the Company has not received or asked for any remittances from Mr. Wang as of the filing of the amended 8-K and only now has begun the process of negotiating with Mr. Wang for a repayment schedule. It appears from these circumstances that the Company did not reasonably expect to collect this receivable in the ordinary course of business within a year. Therefore, it is unclear to us why reclassification of the Due from Related Party receivable so that it is presented as a long¬term asset on your balance sheet is not necessary. Please refer to the guidance in ASC 210-10-45-1d.

Company Response:  The Company respectfully informs the Staff that pursuant to ASC 210-10-45-1d, receivables from officers, employees, affiliates, and others, if collectible in the ordinary course of business within year could be classified as current assets.  Although the “Due from Related Party” receivable balance on the balance sheets as of each report date appears to be accumulating and uncollectible, there are in fact upturns and downturns in such balances during the reporting periods because the receivables collected by Mr. Wang on behalf of the Company are partially used to pay amounts owed by the Company.  When Mr. Wang collected receivables for the Company, the Company recorded such amounts as Due from Related Party; when Mr. Wang makes disbursement for the Company, the Due from Related Party account had been reversed first until the balance become nil, then the Company recorded the disbursement as Due to Related Party. The money collected and disbursed by Mr. Wang for the Company had been offset and shown as “Due from Related Party” in the balance sheets.  For instance, as detailed in the roll-forward schedule provided to the Staff in response to comment 23 to its letter dated February 3, 2011, the amount due to Mr. Wang at the beginning of 2009 of US$2,498,924 increased by US$26,363,421 receivables collected by Mr. Wang and decreased by US$16,304,030 payments to suppliers and US$758,362 selling expenses, resulting in an ending balance of US$11,799,953 due from Mr. Wang.  All of the receivables were derived from receivables collected within 2009.  Hence, the Company believes that the classification of “Due from Related Party” is reasonable as amounts are collectable within one year; it is not a long-term asset on the balance sheet.

Securities and Exchange Commission
Division of Corporation Finance
March 31, 2011

17.
SEC Comment:  We note in your response to comment 17 that the Company and Mr. Wang are currently in the process of drafting a repayment schedule. If available, please disclose this payment schedule in the footnotes or disclose a repayment schedule has not been determined.

Company Response:  The Company respectfully informs the Staff that the details of the repayment schedule have not been determined.  In response to the Staff’s comment, the Company has revised footnote 3 accordingly.

18.
SEC Comment:  We note your response to comments 22 and 23 in our letter dated February 3, 2011. Please disclose in footnote 3, the roll-forward schedule provided to us in your response to comment 23. Also, if true, confirm to us that the Selling Expenses are included in the Statements of Income and Comprehensive Income.

Company Response:  The Company respectfully informs the Staff that the selling expenses are included in the Statements of Income and Comprehensive Income.  In response to the Staff’s comment, the Company has revised footnote 3 to provide the roll-forward schedule.

8.  Other Payable and Accrued Liabilities

19.
SEC Comment:  We note your response to comment 24 in our letter dated February 3, 2011. In light of the materiality of VAT payable, please disclose in the policy footnotes and within the Critical Accounting Estimates section of the MD&A, your accounting policies with respect to the liability. This should include management's estimates and assumptions, significant uncertainties affecting the application of the VAT accounting policies, and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Clearly state, if true, that input VAT tax is deducted from output VAT tax to calculate the amount accrued. Also, specifically explain how you match input VAT invoices with output VAT invoices, including your use of a systematic method such as FIFO, if applicable.

Securities and Exchange Commission
Division of Corporation Finance
March 31, 2011

Company Response:  The Company respectfully informs the Staff that output VAT is 17% of product sales and taxable services revenue, based on PRC tax laws. The remaining balance of output VAT, after subtracting the deductible input VAT of the period, is VAT payable.  Only when issued an output tax VAT invoice and upon receipt of an input tax VAT invoice, the Company is obligated to declare and remit VAT to the government taxing authority in the next month.  However, input VAT invoices and output VAT invoices are considered absolutely and are not required to be matched of the period.  In response to the Staff’s comment, the Company has revised footnote 12 accordingly.

20.
SEC Comment:  In light of the significance of the VAT payable liability, please provide a roll-forward schedule in Note 8 similar to what was provided to us in your response to comment 24 so that the activities affecting this balance are transparent to readers.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has provided a roll-forward schedule in Note 8.

Exhibit 99.1(b)
First China Pharmaceutical Group Limited
Pro-Forma Combined Financial Statements
For The Six Months Ended June 30, 2010

21.
SEC Comment:  We note your response to comments 27 and 28 in our letter dated February 3, 2011. We also note that the June 25, 2010 "purchase" by FCPG HK was funded by a loan personally secured and repaid by Mr. Wang, to acquire XYT, a company he already owned. Subsequently, Mr. Wang "re-purchased" XYT on July 5, 2010 for HK$100.  Accordingly, it appears inappropriate to record these transactions that yielded a gain from bargain purchase of approximately $2 million as an acquisition under purchase accounting. The lack of economic substance of both the June 25th and July 5th transactions supports accounting for the transaction as between entities under common control. See ASC Topic 805-50-45.

Company Response:  The Company respectfully informs the Staff that the Company agrees with the Staff’s comment.  The June 25, 2010 and July 5, 2010 transactions between FCPG HK and XYT are transactions between entities under common control; therefore, purchase accounting is not applicable.  Exhibit 99.1(b) reflects the transaction between entities under common control.

Securities and Exchange Commission
Division of Corporation Finance
March 31, 2011

Exhibit 99.2(a)
First China Pharmaceutical Group, Inc.
Pro-Forma Consolidated Financial Statements
As of and for the years ended March 31, 2010 and December 31,2009

22.
SEC Comment:  We note your response to comment 30 in our letter dated February 3, 2011. Please tell us who the members of the board of directors were, and their respective positions, prior, and subsequent, to the Share Exchange Agreement. Furthermore, please provide us Schedule 1.05 as described in Article I, part 1.05, of Share Exchange Agreement dated August 23, 2010 (closed September 15, 2010) listed as Exhibit 2.1 and originally filed with the Form 8-K dated August 23 (filed August 24, 2010).

Company Response:  The Company respectfully informs the Staff that the members of the Company’s board of directors were as follows:

Prior to the Share Exchange Agreement
•	Aidan Hwuang, President and Director
•	Gregory D. Tse, Director
•	Roderick Macutay, Director

Subsequent to the Share Exchange Agreement
•	Zhen Jiang Wang, Chairman and Chief Executive Officer
•	Aidan Hwuang, Director
•	Gregory D. Tse, Director

Roderick Macutay resigned as a director and Aidan Hwuang resigned as President as conditions to the closing of the Share Exchange Agreement.  In response to the Staff’s comment, the Company has refiled the Share Exchange Agreement, listed as Exhibit 2.1 to Amendment No. 4 to Form 8-K/A to include Schedule 1.05.

23.
SEC Comment:  We note your response to comment 32 in our letter dated February 3, 2011. Please adjust your pro forma statement of operations to give effect to the bonus payments to be paid to Mr. Wang as contemplated by the Share Exchange Agreement closed on September 15, 2010.

Company Response:   The Company respectfully informs the Staff that in response to the Staff’s comment, it has adjusted the pro forma statement of operations to give effect to the bonus payments to be paid to Mr. Wang as contemplated by the Share Exchange Agreement closed on September 15, 2010.

Securities and Exchange Commission
Division of Corporation Finance
March 31, 2011

Form 10-Q for the quartered ended December 31, 2010

24.
SEC Comment:  Pursuant to SEC regulations, predecessor financial statements are required in situations where, in substance, a registrant is continuing the business of another entity. An acquired business is considered to be a predecessor when the registrant succeeds to substantially all of the business of an entity and the registrant's own operations prior to the acquisition appear insignificant relative to the business acquired. Accordingly, if the Company's use of purchase accounting is correct, then financial information of the Company's predecessor is required for all periods prior to the succession, with no lapse in audited periods or omission of other information required about the Company, including prior year comparative financial information and information covering the full interim period results of operations for the nine months ended December 31 2010.

Company Response:  The Company respectfully informs the Staff that in response to the Staff’s comment, the Company has amended its Form 10-Q for the period ended December 31, 2010 to include supplemental pro forma information regarding revenue and income for the required periods.

Securities and Exchange Commission
Division of Corporation Finance
March 31, 2011

***

Please fax a copy of any subsequent correspondence to my attention at (916) 448-1709 so that I may promptly coordinate any future responses with the Company’s principal operating subsidiary and independent auditor, located in China and Hong Kong, respectively.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark C. Lee

Mark C. Lee
Shareholder

Securities and Exchange Commission
Division of Corporation Finance
March 31, 2011

***

The Company understands that the purpose of the Staff’s review is to assist the Company in its compliance with applicable disclosure requirements and to enhance the overall disclosure in its filings with the Commission.  The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the Staff may have additional comments after reviewing the Company’s response to the Staff’s comment.

Sincerely,

First China Pharmaceutical Group, Inc.

/s/ Zhen Jiang Wang

By:	Zhen Jiang Wang
Title:	Chief Executive Officer